

June 6, 2011

Leong Siak Hung
Chief Executive Officer
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

  Re: Asia Entertainment & Resources Ltd.
    Post-Effective Amendment No. 7 on Form F-3 to
    Registration Statement on Form F-1
    Filed May 31, 2011
    File No. 333-166860

Dear Mr. Leong:

  We have received your response to our prior comment letter to you dated May 20, 2011 and have the following additional comments.

General

1. Upon resolution of all comments, please revise your Form 20-F to include comparable revisions, as applicable.

Officer Compensation; Employment Agreements, page 75

2. Please revise the table to indicate the years 2009 and 2010, or advise.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Erika Clampitt
         Fax: (212) 656-1284